                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16

                     Of the SECURITIES EXCHANGE ACT OF 1934

For the months of December 1999, January 2000.

         Sideware Systems Inc.

         Suite 102, 930 West First Street, North Vancouver, British Columbia, Canada V7Y 3N4

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

         Form 20-F      X      .                      Form 40-F             .
                   -------------                               --------------

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to RULE 12G3-2(B) under the Securities Exchange Act of 1934.]

         Yes                         .                No        X          .
            --------------------------                   -------------------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with RULE 12G3-2(B): 82 - .

This is the form required under section 139 of the SECURITIES RULES and, if applicable, by an order issued under section 76 of the SECURITIES ACT.

                                     FORM 20

                                 SECURITIES ACT

                          REPORT OF EXEMPT DISTRIBUTION

(PLEASE REFER TO THE INSTRUCTIONS BEFORE COMPLETING THE INFORMATION BELOW.)

Report of a distribution of a security under section 74(2)(1) to (5), (8) to
(10), 11(i), (14), (16)(i), (18), (19) or (23) to (26) of the SECURITIES ACT,
R.S.B.C. 1996, c. 418, or section 128(a), (b), (c) or (e) to (h) of the
SECURITIES RULES, R.B.C. Reg. 194/97 or, if applicable, by an order issued under section 76 of the SECURITIES ACT.

1. Name, address and telephone number of the issuer of the security distributed.

         SIDEWARE SYSTEMS INC.
         102 - 930 West 1st Street
         North Vancouver, B.C.
         V7P 3N4

         Telephone Number: (604) 986-6121

2. State whether the issuer is or is not an exchange issuer (ie. listed on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

         The Issuer is an exchange issuer.

3.       Describe the type of security and the aggregate number distributed.

         2,500,000 units with each unit comprising one common share and one share purchase warrant. Each underlying warrant will entitle the holder thereof to purchase one additional common share of the Issuer for a period of two years at a price of US$1.64 per share in the first year and US$1.89 per share in the second year.

4.       Date of the distribution(s) of the security.

         January 21, 2000

5. Specify the section(s) of the Act or Rules and, if applicable, the date of the discretionary order or the blanket order number under which the distribution(s) of the security was made.

         Section 74(2)(4) of the Act, section 128(h) of the Rules and BOR
         #98/11.

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.

(a)

--------------------------------------- ------------------- ------------------- --------------------- ------------------------
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
                                                                                                      Section of Act/Rules
                                                                                                      and if applicable,
                                        Number of                                                     Date of Discretionary
Full Name and Residential Address of    Securities          Price Per Share     Total Purchase Price  Order or Blanket Order
Purchaser                               Purchased           (Canadian $)        (Canadian $)          Number
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
James Streit
15 Cricket Lane
Dobbs Ferry, NY                                             $2.41               $150,625
10522                                   62,500 Units        (US$1.64)           (US$102,500)          BOR #98/11
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
Andrew Fisher
475 Steamboat Road
Greenwich, CT                                               $2.41               $1,807,500
06830                                   750,000 Units       (US$1.64)           (US$1,230,000)        BOR #98/11
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
Kevin J. Murray
21 Pilgrim Road
Rye, NY                                                     $2.41               $150,625
10580                                   62,500 Units        (US$1.64)           (US$102,500)          BOR #98/11
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
Brian C. Pennington
28 Rock Ridge Avenue
Greenwich, CT                                               $2.41               $753,125
06831                                   312,500 Units       (US$1.64)           (US$512,500)          BOR #98/11
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
Joshua L. Mandell
44 Elm Rock Road
Bronxville NY                                               $2.41               $301,250
10708                                   125,000 Units       (US$1.64)           (US$205,000)          BOR #98/11
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
Jeffrey Rosenbluth
Sousa Drive
Sands Point, NY                                             $2.41               $401,667.47
11050                                   166,667 Units       (US$1.64)           (US$273,334)          BOR #98/11
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
Dennis Keegan
13 Partridge Hollow Road
Greenwich, CT                                               $2.41               $150,625
06831                                   62,500 Units        (US$1.64)           (US$102,500)          BOR #98/11
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
--------------------------------------- ------------------- ------------------- --------------------- ------------------------

--------------------------------------- ------------------- ------------------- --------------------- ------------------------
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
                                                                                                      Section of Act/Rules
                                                                                                      and if applicable,
                                        Number of                                                     Date of Discretionary
Full Name and Residential Address of    Securities          Price Per Share     Total Purchase Price  Order or Blanket Order
Purchaser                               Purchased           (Canadian $)        (Canadian $)          Number
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
Robert Stavis
211 Hommocks Road
Larchmont, NY                                               $2.41               $401,667.47
10538                                   166,667 Units       (US$1.64)           (US$273,334)          BOR #98/11
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
William Montgomery
825 West End Avenue #15C
New York, NY                                                $2.41               $401,665.06
10025                                   166,666 Units       (US$1.64)           (US$273,333)          BOR #98/11
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
Frank Jordan
57 Old Church Road
Greenwich, CT                                               $2.41               $150,625
06830                                   62,500 Units        (US$1.64)           (US$102,500)          BOR #98/11
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
Titan Investment Group, LLC
5101 Sunnyside Avenue
College Park, MD                                            $2.41               $440,849.25
20740                                   182,925 Units       (US$1.64)           (US$299,997)          BOR #98/11
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
MacroSoft eCommerce Partners
1200 Braddock Place
Suite 201
Alexandria, VA                                              $2.41               $146,949.75
22314                                   60,975 Units        (US$1.64)           (US$99,999)           BOR #98/11
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
Grant Sutherland
1600 - 777 Dunsmuir St.
Vancouver, BC                                               $2.41               $144,600
V7Y 1K4                                 60,000 Units        (US$1.64)           (US$98,400)           74(2)(4)
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
Owen Jones
309 - 9th Avenue
New Westminster, BC                                         $2.41               $144,600
V3L 2A2                                 60,000 Units        (US$1.64)           (US$98,400)           74(2)(4)
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
James L. Speros
1111 Grand Hamptons Drive
Herndon, Virginia                                           $2.41               $144,600
20170                                   60,000 Units        (US$1.64)           (US$98,400)           74(2)(4)
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
Reicher Capital Management
Company Inc.
#1 Bridge Street
Irvington, NY                                               $2.41               $301,250
10533                                   125,000 Units       (US$1.64)           (US$205,000)          BOR #98/11
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
--------------------------------------- ------------------- ------------------- --------------------- ------------------------

--------------------------------------- ------------------- ------------------- --------------------- ------------------------
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
                                                                                                      Section of Act/Rules
                                                                                                      and if applicable,
                                        Number of                                                     Date of Discretionary
Full Name and Residential Address of    Securities          Price Per Share     Total Purchase Price  Order or Blanket Order
Purchaser                               Purchased           (Canadian $)        (Canadian $)          Number
--------------------------------------- ------------------- ------------------- --------------------- ------------------------
Erica Hughes
4635 Keith Road
West Vancouver, BC                                          $2.41               32,776
V7W 2M8                                 13,600 Units        (US$1.64)           (US$22,304)           128(h)
--------------------------------------- ------------------- ------------------- --------------------- ------------------------

         (b) The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

                  N/A

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.

         $321,976

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchasers(s) in respect of which the compensation was paid or is to be paid.

         The following finder's fee was paid in connection with a portion of the distribution:

------------------------------- ------------------------------ ------------------------- -----------------------------
                                  COMPENSATION PAID (NUMBER
                                         AND TYPE OF
       NAME AND ADDRESS             SECURITY AND/OR CASH           PRICE PER SHARE
           OF AGENT                       AMOUNT )                   (CANADIAN $)             NAME OF PURCHASER
------------------------------- ------------------------------ ------------------------- -----------------------------
BRIAN COHN                               $397,782                        N/A             ANDREW FISHER
5410 Cathedral Avenue N.W.             (US$270,600)                                      FRANK JORDAN
Washington, DC                                                                           JAMES STREIT
20016                                                                                    JOSHUA MANDELL
                                                                                         KEVIN MURRAY
                                                                                         BRAIN PENNINGTON
                                                                                         REICHER CAPITAL MANAGEMENT
                                                                                         ROBERT STAVIS
                                                                                         JEFFREY ROSENBLUTH
                                                                                         WILLIAM MONTGOMERY
                                                                                         DENNIS KEEGAN
------------------------------- ------------------------------ ------------------------- -----------------------------

------------------------------- ------------------------------ ------------------------- -----------------------------
                                  COMPENSATION PAID (NUMBER
                                         AND TYPE OF
       NAME AND ADDRESS             SECURITY AND/OR CASH           PRICE PER SHARE
           OF AGENT                       AMOUNT )                   (CANADIAN $)             NAME OF PURCHASER
------------------------------- ------------------------------ ------------------------- -----------------------------
                                                                                         MONTGOMERY
                                                                                         DENNIS KEEGAN
------------------------------- ------------------------------ ------------------------- -----------------------------

9. If the distribution of the security was made under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security.

         N/A

10. If the distribution of the security was made under section 128(h) of the Rules, state

         (a) the number of different purchasers who acquired any securities of the issuer under that section during the 12 month period preceding the distribution of this security, and

                  N/A

         (b) the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security), during the 12 month period preceding the distribution of this security.

                  $32,776

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, this 21 day of January, 2000.

                                   SIDEWARE SYSTEMS INC.
                                   ------------------------------------------
                                   Name of issuer (PLEASE PRINT)


                                   "GRANT SUTHERLAND"
                                   ------------------------------------------
                                   Signature of authorized signatory


                                   GRANT SUTHERLAND, DIRECTOR
                                   ------------------------------------------
                                   Name and office of authorized signatory
                                   (PLEASE PRINT)

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A RECORD REQUIRED TO BE FILED OR PROVIDED UNDER THE SECURITIES ACT OR SECURITIES RULES THAT, AT THE TIME AND IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

                                [LETTERHEAD]


SIDEWARE SYSTEMS INC. CLOSES PRIVATE PLACEMENT

INVESTOR CONTACTS:
Richard S. Simpson or
Jennifer Burke
IR@SIDEWARE.COM
(604) 988-0440

FOR IMMEDIATE RELEASE - JANUARY 21, 2000

VANCOUVER, B.C. - Sideware Systems Inc. (CDNX:SYD.U and OTC-BB:SDWSF) announces that it has closed its private placement previously announced on December 1, 1999. The private placement comprised 2,500,000 units at a price of US$1.64 per unit. The securities issued are subject to a hold period in British Columbia which expires at midnight on April 14, 2000 (Vancouver Time).

Each unit comprises one common share and one share purchase warrant. Each underlying warrant entitles the holder to purchase one additional common share of the Company, for a period of two years, at a price of US$1.64 per warrant share at any time on or before 4:00 p.m. (Vancouver Time) on December 14, 2000 and thereafter at a price of US$1.89 per warrant share at any time on or before December 14, 2001.

The proceeds from the private placement in the sum of US$4,100,000 will be used for product development, sales & marketing, expansion and general working capital.

ABOUT SIDEWARE
Sideware is an IBM ISV and Business Partner providing products, solutions and integration services. The company has coupled Dr. Bean e-Customer Relationship Management Technology ("e-CRMT") with IBM products providing a flexible e-Business "backbone" for small companies to large corporations. The company is a Java developer and has exclusively built Dr. Bean using Java and Enterprise Java technologies. For further information on Sideware's total solution or turnkey products and services, please visit WWW.SIDEWARE.COM. For investment information visit WWW.TECHWESTMGMT.COM/SIDEWARE. Sideware Systems Inc., Corporate Headquarters in North Vancouver, BC publicly trades on both the OTC Bulletin Board, "SDWSF" and the Canadian Venture Stock Exchange
(CDNX) -"SYD-U". Sideware Corp., is Headquartered in Herndon, VA, and is the centre for the company's product sales and service operations.

                             ON BEHALF OF THE BOARD

                               "Grant Sutherland"
                                Grant Sutherland

                                    Chairman

                                     -more-

THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS NEWS RELEASE.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbour" for forward-looking statements. Certain information included in this communication (as well as information included in oral statements or other written statements made or to be made by Sideware Systems Inc.) contains statements that are forward-looking, such as statements relating to the future anticipated direction of the high technology industry, plans for future expansion, various business development activities, planned capital expenditures, future funding sources, anticipated sales growth and potential contracts. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, such results may differ from those expressed in any forward-looking statements made by or on behalf of Sideware Systems Inc. These risks and uncertainties include, but are not limited to, those relating to development and expansion activities, dependence on existing management, financial activities, domestic and global economic conditions, changes in federal or state income tax laws, and market competition factors.

                                     FORM 27

                                 SECURITIES ACT

              MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1.  REPORTING ISSUER

         Sideware Systems Inc.
         102 - 930 West 1st Street
         North Vancouver, B.C.
         V7P 3N4

ITEM 2.  DATE OF MATERIAL CHANGE

         January 21, 2000

ITEM 3.  PRESS RELEASE

         The News Release was issued on January 21, 2000.

ITEM 4.  SUMMARY OF MATERIAL CHANGE

         The Company announces that its private placement previously announced on December 1, 1999 has closed.

ITEM 5.  FULL DESCRIPTION OF MATERIAL CHANGE

         The Company announces that it has closed its private placement previously announced on December 1, 1999. The private placement comprised 2,500,000 units at a price of US$1.64 per unit. The securities issued are subject to a hold period in British Columbia which expires at midnight on April 14, 2000 (Vancouver Time).

         Each unit comprises one common share and one share purchase warrant. Each underlying warrant entitles the holder to purchase one additional common share of the Company, for a period of two years, at a price of US$1.64 per warrant share at any time on or before 4:00 p.m. (Vancouver
         Time) on December 14, 2000 and thereafter at a price of US$1.89 per warrant share at any time on or before December 14, 2001.

         The proceeds from the private placement in the sum of US$4,100,000 will be used for product development, sales & marketing, expansion and general working capital.

ITEM 6.  RELIANCE ON SECTION 85(2) OF THE ACT

         N/A

ITEM 7.  OMITTED INFORMATION

         N/A

ITEM 8.  SENIOR OFFICERS

         Grant Sutherland: (604) 986-6121

ITEM 9.  STATEMENT OF SENIOR OFFICER

         The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 21st day of January, 2000.

Sideware Systems Inc.

/s/ "GRANT SUTHERLAND"
     -----------------------

     Grant Sutherland
     Chairman of the Board

                                  APPENDIX 16B*

                                                        *Last amended March 1999

                         DECLARATION OF CERTIFIED FILING

                                PRIVATE PLACEMENT

RE:      SIDEWARE SYSTEMS INC. (THE "COMPANY")

This Declaration accompanies an application to the Canadian Venture Exchange (the "Exchange") for acceptance for filing of the Private Placement summarized in the Notice Form (Appendix 16C) filed as the Notice or attached hereto (the "Filing").

The Undersigned hereby certifies that:

a) the undersigned is a Director and/or Senior Officer of the Company and has been duly authorized by a Resolution of the Board of Directors of the listed company to make this Declaration;

b) the Filing is in all respects in accordance with Policy 16 in Section D of the Exchange's Listing Policy and Procedures Manual, in effect as of the date of this Declaration or any deviations are disclosed in the attached Notice Form;

c) there are no material changes in the affairs of the Company which have not been publicly disclosed;

d) any changes to the terms of this private placement since the preliminary acceptance of the Notice have been disclosed in an attachment to this Declaration.

Dated this 19th day of January, 2000.

/s/ GRANT SUTHERLAND
    -------------------------
    Name of Director and/or
    Senior Officer

/s/ "GRANT SUTHERLAND"
    -------------------------
    Signature

/s/ CHAIRMAN & DIRECTOR
    -------------------------
    Official Capacity

            THIS DOCUMENT WILL BE PLACED IN THE COMPANY'S PUBLIC FILE
                  IN ACCORDANCE WITH THE TERMS OF THE COMPANY'S
                               LISTING AGREEMENT

                                  APPENDIX 16E

                         Private Placement Summary Form

Company Name:     SIDEWARE SYSTEMS INC.
             -------------------------------------------------------------
Date:    JANUARY 20, 2000
     ---------------------------------------------------------------------
Date of News Release:      DECEMBER 1, 1999
                     -----------------------------------------------------
Total Number and Type of Security:          2,500,000 UNITS
                                  ----------------------------------------

1)


-------------------------- ---------------- ------------------ -------------- -------------- ------------ -------------
                                                                              Present
                                                               Section of     Direct &
                           Number of        Purchase price     Act/Rules      Indirect
Full Name & Residential    Securities       per Security       Prospectus     Holdings in    Payment       Insider
Address of Purchaser       Purchased        (US$)              Exemption      the Company    Date *        Y/N
-------------------------- ---------------- ------------------ -------------- -------------- ------------- ------------
-------------------------- ---------------- ------------------ -------------- -------------- ------------- ------------
James Streit
15 Cricket Lane
Dobbs Ferry, NY                                                     BOR
10522                      62,500 Units     102,500               #98/11      0              12/10/99     N
-------------------------- ---------------- ------------------ -------------- -------------- ------------ ------------
-------------------------- ---------------- ------------------ -------------- -------------- ------------ ------------
Andrew Fisher
475 Steamboat Road
Greenwich, CT                                                       BOR
06830                      750,000 Units    1,230,000             #98/11      0              12/10/99     N
-------------------------- ---------------- ------------------ -------------- -------------- ------------ ------------
-------------------------- ---------------- ------------------ -------------- -------------- ------------ ------------
Kevin J. Murray
21 Pilgrim Road
Rye, NY                                                             BOR
10580                      62,500 Units     102,500               #98/11      0              12/10/99     N
-------------------------- ---------------- ------------------ -------------- -------------- ------------ ------------
-------------------------- ---------------- ------------------ -------------- -------------- ------------ ------------
Brian C. Pennington
28 Rock Ridge Avenue
Greenwich, CT                                                       BOR
06831                      312,500 Units    512,500               #98/11      0              12/10/99     N
-------------------------- ---------------- ------------------ -------------- -------------- ------------ ------------
-------------------------- ---------------- ------------------ -------------- -------------- ------------ ------------
Joshua L. Mandell
44 Elm Rock Road


Bronxville NY                                                       BOR
10708                      125,000 Units    205,000               #98/11      0              12/10/99     N
-------------------------- ---------------- ------------------ -------------- -------------- ------------ ------------
-------------------------- ---------------- ------------------ -------------- -------------- ------------ ------------
Jeffrey Rosenbluth
Sousa Drive
Sands Point, NY                                                     BOR
11050                      166,667 Units    273,334               #98/11      0              12/14/99     N
-------------------------- ---------------- ------------------ -------------- -------------- ------------ ------------
-------------------------- ---------------- ------------------ -------------- -------------- ------------ ------------
Dennis Keegan
13 Partridge Hollow Road
Greenwich, CT                                                       BOR
06831                      62,500 Units     102,500               #98/11      0              12/09/99     N
-------------------------- ---------------- ------------------ -------------- -------------- ------------ ------------
-------------------------- ---------------- ------------------ -------------- -------------- ------------ ------------
Robert Stavis
211 Hommocks Road
Larchmont, NY                                                       BOR
10538                      166,667 Units    273,334               #98/11      0              12/10/99     N
-------------------------- ---------------- ------------------ -------------- -------------- ------------ ------------
-------------------------- ---------------- ------------------ -------------- -------------- ------------ ------------
William Montgomery
825 West End Avenue #15C
New York, NY
10025                      166,666 Units    273,333             BOR #98/11    0              12/10/99     N
-------------------------- ---------------- ------------------ -------------- -------------- ------------ ------------
-------------------------- ---------------- ------------------ -------------- -------------- ------------ ------------
Frank Jordan
57 Old Church Road
Greenwich, CT
06830                      62,500 Units     105,500             BOR #98/11    0              12/10/99     N
-------------------------- ---------------- ------------------ -------------- -------------- ------------ ------------
-------------------------- ---------------- ------------------ -------------- -------------- ------------ ------------
Titan Investment Group,
LLC
5101 Sunnyside Avenue
College Park, MD                                                    BOR
20740                      182,925 Units    299,997               #98/11      40,000         12/10/99     N
-------------------------- ---------------- ------------------ -------------- -------------- ------------ ------------
-------------------------- ---------------- ------------------ -------------- -------------- ------------ ------------
MacroSoft eCommerce
Partners
1200 Braddock Place


Suite 201
Alexandria, VA                                                      BOR
22314                      60,975 Units     100,000               #98/11      350,000        12/10/99     N
-------------------------- ---------------- ------------------ -------------- -------------- ------------ ------------
-------------------------- ---------------- ------------------ -------------- -------------- ------------ ------------
Grant Sutherland
1600 - 777 Dunsmuir St.
Vancouver, BC
V7Y 1K4                    60,000 Units     98,400               74(2)(4)     2,539,900      12/10/99     Y
-------------------------- ---------------- ------------------ -------------- -------------- ------------ ------------
-------------------------- ---------------- ------------------ -------------- -------------- ------------ ------------
Owen Jones
309 - 9th Avenue
New Westminster, BC
V3L 2A2                    60,000 Units     98,400               74(2)(4)     4,948,200      12/10/99     Y
-------------------------- ---------------- ------------------ -------------- -------------- ------------ ------------
-------------------------- ---------------- ------------------ -------------- -------------- ------------ ------------
James L. Speros
1111 Grand Hamptons Drive
Herndon, Virginia
20170                      60,000 Units     98,400               74(2)(4)     3,378,500      12/06/99     Y
-------------------------- ---------------- ------------------ -------------- -------------- ------------ ------------
-------------------------- ---------------- ------------------ -------------- -------------- ------------ ------------
Reicher           Capital
Management Company Inc.
#1 Bridge Street
Irvington, NY                                                  BOR
10533                      125,000 Units    205,000            #98/11         0              12/14/99     N
-------------------------- ---------------- ------------------ -------------- -------------- ------------ ------------
-------------------------- ---------------- ------------------ -------------- -------------- ------------ ------------
Erica Hughes
4635 Keith Road
West Vancouver, BC
V7W 2M8                    13,600 Units     22,304                128(h)      0              12/14/99     N
-------------------------- ---------------- ------------------ -------------- -------------- ------------ ------------

*Has each placee advanced payment to the company or have the placement funds been placed in trust pending receipt of all necessary approvals?

                                                 YES      X            NO

If NO, please explain:

2) Each purchaser has been advised of the applicable Securities Act or Canadian Venture Exchange hold period. All certificates for securities issued which are subject to a hold period bear the appropriate legend restricting their transfer until the expiry of the applicable hold period.

3) Where there is a change in the control of the company or the creation of a control block pursuant to Policy 16.1.28, resulting from the issuance of the private placement shares, indicate the names of the new controlling shareholders, and provide the date on which shareholder approval has been or will be obtained for the transaction.

                  N/A
          -------------------------------------------------------------------

          -------------------------------------------------------------------

          -------------------------------------------------------------------

          -------------------------------------------------------------------

4) An Appendix 16F - Corporate Placee Registration Form with current information is enclosed or has been filed for each subscriber that is not an individual.

         Yes

If Appendix 16F on file does not contain current information, a new Form, or amendment to the Form, must be submitted by the placee.

  THIS DOCUMENT WILL BE PLACED IN THE COMPANY'S PUBLIC FILE IN ACCORDANCE WITH
                  THE TERMS OF THE COMPANY'S LISTING AGREEMENT

                                  APPENDIX 16C

                          PRIVATE PLACEMENT NOTICE FORM

Company        Sideware Systems Inc.                    (the "Company")
        -----------------------------------------------
Symbol       SYD
       ------------------------------
Issued and Outstanding Shares    48,373,784
                              --------------------------------
Date of News Release Announcing the Placement    December 1, 1999
                                              -------------------------------
Relevant Policies:  Policy 16 - Private Placements

This form is designed to assist companies in the preparation of a Notice Letter for a private placement, by setting out the required information and documentation, and therefore, to speed up Exchange acceptance.

Required Information:

A.       SECURITIES ISSUED PURSUANT TO THE PRIVATE PLACEMENT

1.       Total amount of funds to be raised

         $ US4,100,000
         -----------------------------------------------------------------

2.       Type of securities to be issued (eg. common/special warrants/other)

           COMMON SHARES
         -----------------------------------------------------------------

3.       Number of securities to be issued

           2,500,000
         -----------------------------------------------------------------

4.       Price of per share/unit

          $US1.64
         -----------------------------------------------------------------

5.       Number of share purchase warrants to be issued

           2,500,000
         -----------------------------------------------------------------

6. Number of shares eligible to be purchased on exercise of share purchase warrants

           2,500,000
         -----------------------------------------------------------------

7.       Exercise price of share purchase warrants


         -----------------------------------------------------------------

         Year 1   US$1.64                   Year 2   US$1.89
                 -------------                     --------------

B.       IF PLACEMENT INCLUDES CONVERTIBLE SECURITIES:

1.       Aggregate amount of debenture

          N/A
         -----------------------------------------------------------------

2.       Conversion terms

          N/A
         -----------------------------------------------------------------

3.       Debenture due date

          N/A
         -----------------------------------------------------------------

4.       Interest Rate

         N/A
         -----------------------------------------------------------------

5.       Default provisions

          N/A
         -----------------------------------------------------------------

6. Describe how the company proposes to meet any periodic interest or dividend payment obligations and redemption requirements.

         N/A
         -----------------------------------------------------------------

C.       PLACEES

1. Please complete the following chart (or include an attachment) for non-brokered private placements at the Notice Letter stage. For brokered private placements, the chart may be completed at the final filing stage.

====================================================================================================================
NAME AND ADDRESS OF                NUMBER AND TYPE OF
PLACEE (IF PLACEE IS A              SECURITIES TO BE          PURCHASE PRICE         APPLICABLE STATUTORY
COMPANY, STATE THE NAMES               PURCHASED               PER SECURITY             EXEMPTION(S)
OF THE BENEFICIAL OWNER(S))
--------------------------------------------------------------------------------------------------------------------
James Streit                           62,500 Units              US$1.64                   BOR #98/11
15 Cricket Lane
Dobbs Ferry, NY
10522
--------------------------------------------------------------------------------------------------------------------
Andrew Fisher                          750,000 Units             US$1.64                   BOR #98/11
475 Steamboat Road
Greenwich, CT
06830
--------------------------------------------------------------------------------------------------------------------
Kevin J. Murray                        62,500 Units              US$1.64                   BOR #98/11
21 Pilgrim Road
Rye, NY
10580
--------------------------------------------------------------------------------------------------------------------
Brian C. Pennington                    312,500 Units             US$1.64                   BOR #98/11
28 Rock Ridge Avenue
Greenwich, CT
06831
--------------------------------------------------------------------------------------------------------------------
Joshua L. Mandell                      125,000 Units             US$1.64                   BOR #98/11
44 Elm Rock Road
Bronxville NY
10708
--------------------------------------------------------------------------------------------------------------------
Jeffrey Rosenbluth                     166,667 Units             US$1.64                   BOR #98/11
Sousa Drive
Sands Point, NY
11050
--------------------------------------------------------------------------------------------------------------------
Dennis Keegan                          62,500 Units              US$1.64                   BOR #98/11
13 Partridge Hollow Road
Greenwich, CT
06831
--------------------------------------------------------------------------------------------------------------------
Robert Stavis                          166,667 Units             US$1.64                   BOR #98/11
211 Hommocks Road
Larchmont, NY
10538
====================================================================================================================

====================================================================================================================
NAME AND ADDRESS OF                NUMBER AND TYPE OF
PLACEE (IF PLACEE IS A              SECURITIES TO BE          PURCHASE PRICE         APPLICABLE STATUTORY
COMPANY, STATE THE NAMES               PURCHASED               PER SECURITY             EXEMPTION(S)
OF THE BENEFICIAL OWNER(S))
--------------------------------------------------------------------------------------------------------------------
William Montgomery                     166,666 Units             US$1.64                   BOR #98/11
825 West End Avenue #15C
New York, NY
10025
--------------------------------------------------------------------------------------------------------------------
Frank Jordan                            62,500 Units             $US1.64                   BOR #98/11
57 Old Church Road
Greenwich, CT
06830
--------------------------------------------------------------------------------------------------------------------
Titan Investment Group, LLC            182,925 Units             $US1.64                   BOR #98/11
5101 Sunnyside Avenue
College Park, MD
20740
--------------------------------------------------------------------------------------------------------------------
MacroSoft eCommerce Partners            60,975 Units             $US1.64                   BOR #98/11
1200 Braddock Place
Suite 201
Alexandria, VA
22314
--------------------------------------------------------------------------------------------------------------------
Grant Sutherland                        60,000 Units             $US1.64                   74(2)(4)
1600 - 777 Dunsmuir St.
Vancouver, BC
V7Y 1K4
--------------------------------------------------------------------------------------------------------------------
Owen Jones                              60,000 Units             $US1.64                   74(2)(4)
309 - 9th Avenue
New Westminster, BC
V3L 2A2
--------------------------------------------------------------------------------------------------------------------
James L. Speros                         60,000 Units             $US1.64                   74(2)(4)
1111 Grand Hamptons Drive
Herndon, Virginia
20170
--------------------------------------------------------------------------------------------------------------------
Reicher Capital Management             125,000 Units             $US1.64                   BOR #98/11
Company Inc.
#1 Bridge Street
Irvington, NY
10533
--------------------------------------------------------------------------------------------------------------------
Erica Hughes                            13,600 Units              $US1.64                   128(h)
====================================================================================================================



====================================================================================================================
NAME AND ADDRESS OF                NUMBER AND TYPE OF
PLACEE (IF PLACEE IS A              SECURITIES TO BE          PURCHASE PRICE         APPLICABLE STATUTORY
COMPANY, STATE THE NAMES               PURCHASED               PER SECURITY             EXEMPTION(S)
OF THE BENEFICIAL OWNER(S))
--------------------------------------------------------------------------------------------------------------------
4635 Keith Road
West Vancouver, BC
V7W 2M8
====================================================================================================================

2.       If brokered, provide the name of the agent conducting the Private
         Placement.

                  N/A
         -----------------------------------------------------------------

D.       USE OF PROCEEDS

1. Complete the following table showing the proposed use of proceeds, and an allocation of funds to major expenditure categories with a comparison to expenditures on similar categories in the preceding twelve month period.

====================================================================================================================
                     USE OF PROCEEDS                        EXPENDITURE ON SIMILAR CATEGORIES IN THE PAST 12 MONTHS
--------------------------------------------------------------------------------------------------------------------
To provide capital for financing product development,       General & Administrative expense for 12 months ending
sales and marketing, company expansion and general          November 30, 1999:.....................................
working capital ..................... US$4,100,000          approx. $1,800,000
====================================================================================================================

2. State the approximate working capital on hand as at the preceding month end.

          APP $6,000,000 CDN. AS AT NOVEMBER 30, 1999
         -----------------------------------------------------------------

E.       FINDERS

1. Describe the particulars (including name, address, and beneficial ownership where applicable of the finder) of any proposed finder's fee or commission.

         Brian Cohn of 5410 Cathedral Avenue N.W., Washington, D.C., 20016
         -----------------------------------------------------------------
         will receive 8% on the amount of US$3,382,501 of the total proceeds
         -----------------------------------------------------------------
         derived from U.S. resident purchasers, being $US270,600, payable as
         -----------------------------------------------------------------
         165,000 units having the same terms and conditions as set forth in
         -----------------------------------------------------------------
         the foregoing, at $US1.64 per unit.
         -----------------------------------------------------------------

2.       If the finder is not a Member:

         a) include confirmation of its registration as a securities dealer, or provide the applicable registration exemption in the place where the relevant placee resides.

                  The Company has been advised by its US legal counsel that
                  --------------------------------------------------------
                  its payment of finders' fees to Brian Cohn does not
                  --------------------------------------------------------
                  contravene any US state or federal law.
                  --------------------------------------------------------

         b) state whether or not the finder is a registered representative or officer of a Member.

                  The finder is not a registered representative or officer
                  --------------------------------------------------------
                  of a Member.
                  --------------------------------------------------------

         c)       confirm that the finder is at Arm's Length to the company.

                  The finder is at Arm's Length to the Company.
                  --------------------------------------------------------

F.       OTHER

1. Describe the particulars of any other proposed material changes in the affairs of the company.

         N/A
         -----------------------------------------------------------------

2. Describe any unusual particulars of the transaction (i.e. tax "flow through" shares, etc.),

         None
         -----------------------------------------------------------------

3.       Is shareholder approval of the private placement being sought?

         Yes             No     X
             ----------     ----------

4. If this transaction is not fully in accordance with Policy 16 - Private Placements, indicate where there are deviations, and explain why a waiver of Exchange policy is in the best interests of the company and the investing public.

         N/A
         -----------------------------------------------------------------

5. Enclose the prescribed fee (enclose at the NOTICE stage, not the final acceptance stage).

         -----
           X
         -----

                             [Sideware Letterhead]

FOR IMMEDIATE RELEASE:  DECEMBER 1, 1999

INVESTOR CONTACTS:
Richard S. Simpson or
Jennifer Burke
ir@sideware.com

(604) 988-0440

                  SIDEWARE SYSTEMS INC. ANNOUNCES US $4,100,000
                                PRIVATE PLACEMENT

VANCOUVER, B.C. - Sideware Systems Inc. (VSE-SYD) has arranged a non-brokered private placement in the sum of US $4,100,000. Under the private placement, 2,500,000 units will be issued at price of US $1.64 per unit, subject to regulatory approval.

Each unit is comprised of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share of the company for a period of two years, at a price of US $1.64 per share in the first year or US $1.89 per share in the second year. A finder's fee of 8% will be paid in cash or securities or a combination thereof, subject to regulatory approval.

The proceeds in the sum of US $4,100,000 will be used to finance product development, sales and marketing, company expansion and general working capital.

                             ON BEHALF OF THE BOARD

                               "Grant Sutherland"

                                Grant Sutherland
                                    Chairman

THE VANCOUVER STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT
RESPONSIBILITY FOR THE ACCURACY OF THIS NEWS RELEASE.

                                     FORM 27

                                 SECURITIES ACT

              MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

ITEM 1.  REPORTING ISSUER

         Sideware Systems Inc.
         102 - 930 West 1st Street
         North Vancouver, B.C.

         V7P 3N4

ITEM 2.  DATE OF MATERIAL CHANGE

         December 1, 1999

ITEM 3.  PRESS RELEASE

         The News Release was issued on December 1, 1999.

ITEM 4.  SUMMARY OF MATERIAL CHANGE

         The Company announces a non-brokered private placement of up to 2,500,000 units at a price of US $1.64.

ITEM 5.  FULL DESCRIPTION OF MATERIAL CHANGE

         Sideware Systems Inc. (CDNX:SYD.U and OTC-BB:SDWSF) has arranged a non-brokered private placement in the sum of up to US $4,100,000. Under the private placement, up to 2,500,000 units will be issued at price of US $1.64 per unit, subject to regulatory approval.

         Each unit is comprised of one common share and one share purchase warrant. Each share purchase warrant entitles the holder to purchase one additional common share of the company for a period of two years, at a price of US $1.64 per share in the first year or US $1.89 per share in the second year. A finder's fee of 8% will be paid in cash or securities or a combination thereof, subject to regulatory approval.

         The proceeds will be used to finance product development, sales and marketing, company expansion and general working capital.

ITEM 6.  RELIANCE ON SECTION 85(2) OF THE ACT

         N/A

ITEM 7.  OMITTED INFORMATION

         N/A

ITEM 8.  SENIOR OFFICERS

         Grant Sutherland:  (604) 986-6121

ITEM 9.  STATEMENT OF SENIOR OFFICER

         The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 13th day of December, 1999.

Sideware Systems Inc.

"Grant Sutherland"
--------------------------------
Grant Sutherland
Director

This is the form required under section 139 of the SECURITIES REGULATION and, if applicable, by an order issued under section 76 of the SECURITIES ACT.

                                     FORM 20

                                 SECURITIES ACT

                          REPORT OF EXEMPT DISTRIBUTION

(PLEASE REFER TO THE INSTRUCTIONS BEFORE COMPLETING THE INFORMATION BELOW.)

Report of a distribution under section 74(2)(1) to (5), (8) to (10), 11(i),
(14), (16)(i), (18) or (23) to (26) of the SECURITIES ACT, R.S.B.C. 1996,
c.418 (the "Act"), section 128(a), (b), (c) or (e) to (h) of the Securities Rules, B.C. Reg. 479/95 (the "Rules"), or, where required, under an Order issued under section 76 of the Act.

1. Name, address and telephone number of the issuer of the security distributed (the "Issuer"):

         SIDEWARE SYSTEMS INC.
         102 - 930 West 1st Street
         North Vancouver, B.C.
         V7P 3N4

         Telephone Number:  (604) 986-6121

2. State whether the Issuer is an exchange issuer (ie. Listed on the Canadian Venture Exchange, but not listed or quoted on any other stock exchange or trading or quotation system in Canada).

         The Issuer is an exchange issuer.

3.       Describe the type of security and the aggregate number distributed:

         Stock options on a total of 150,000 common shares, exercisable at a price of $2.78 per share until October 20, 2004.

4.       Date of the distribution(s) of the security.

         December 17, 1999

5. Specify the section(s) of the Act or Rules and, if applicable,the date of the discretionary order or the blanket order number under which the distribution(s) of the security was made.

         s. 74(2)(9) of the Act

6. If the distribution(s) of the security was made to 50 purchasers or less, circle and complete clause (a) of this section. If the distribution(s) of the security was made to more than 50 purchasers, circle clause (b) of this section.

(a)

==========================================================================================================================
                                  Number of           Price Per        Total           Section of Act/Rules and if
Full Name and Residential         Securities          Share            Purchase Price  applicable, Date of Discretionary
Address of Purchaser              Purchased           (Canadian $)     (Canadian $)    Order or Blanket Order Number
--------------------------------------------------------------------------------------------------------------------------
Al Unger                          10,000              *                *               s. 74(2)(9)
7500 Arnold Road
Chilliwack BC
V2R 4J7
--------------------------------------------------------------------------------------------------------------------------
Ed VanDrimmlen                    10,000              *                *               s. 74(2)(9)
5 - 45712 Watson Road
Sardis BC
V2R 5L5
--------------------------------------------------------------------------------------------------------------------------
Tony Drezet                       10,000              *                *               s. 74(2)(9)
3224 St. John's Street
Port Moody BC
V3H 2C9
--------------------------------------------------------------------------------------------------------------------------
Gary Mounts                       5,000               *                *               s. 74(2)(9)
3220 Carroll Road
Huntingtown, MD
20639
--------------------------------------------------------------------------------------------------------------------------
Shanna Benson                     20,000              *                *               s. 74(2)(9)
401 - 121 Shoreline Circle
Port Moody BC
V6E 5G2
--------------------------------------------------------------------------------------------------------------------------
Vince Sturniolo                   20,000              *                *               s. 74(2)(9)
13153 Kidwell Field Rd
Herndon, VA
==========================================================================================================================

==========================================================================================================================
                                  Number of           Price Per        Total           Section of Act/Rules and if
Full Name and Residential         Securities          Share            Purchase Price  applicable, Date of Discretionary
Address of Purchaser              Purchased           (Canadian $)     (Canadian $)    Order or Blanket Order Number
--------------------------------------------------------------------------------------------------------------------------
20170
--------------------------------------------------------------------------------------------------------------------------
Paul Hildebrand
5649 Balaclava Street
Vancouver BC
V6N 1K9                           25,000              *                *               s. 74(2)(9)
--------------------------------------------------------------------------------------------------------------------------
Harry Liu
9 - 5291 Oakmount Crescent
Burnaby BC
V5H 4S7                           20,000              *                *               s. 74(2)(9)
--------------------------------------------------------------------------------------------------------------------------
Sava Jurisic
904 - 1330 Pendrell Street
Vancouver BC
V6E 1L9                           20,000              *                *               s. 74(2)(9)
--------------------------------------------------------------------------------------------------------------------------
Chris Hall
5905 Wood Sorrel Crescent
Burke VA
22015                             10,000              *                *               s. 74(2)(9)
==========================================================================================================================

         *        incentive option - no cash paid

         (b) The issuer has prepared and certified a list of purchasers comprising the same information required by clause (a) of this section and a certified true copy of the list will be provided to the Commission upon request.

                  N/A

7. State the total dollar value (Canadian $) of the securities distributed by the issuer to purchasers resident in British Columbia in respect of which this report is filed.

         Nil

8. State the name and address of any person acting as agent in connection with the distribution(s) of the security, the compensation paid or to be paid to the agent and the name(s) of the purchaser(s) in respect of which the compensation was paid or is to be paid.

                                       4

===============================================================================================================================
                                  Compensation Paid (number
                                  and type of security and/or
                                  cash amount)                   Price Per Share
Name and Address of Agent         (Canadian $)                   (Canadian $)                    Name of Purchaser
-------------------------------------------------------------------------------------------------------------------------------
N/A                               N/A                            N/A                             N/A

===============================================================================================================================

9. If the distribution of the security was under section 128(a) of the Rules, state the number of different purchasers who acquired any securities of the issuer under that section during the 12-month period preceding the distribution of this security.

         N/A

10. If the distribution of the security was made under section 128(h) of the Rules, state

         (a) the number of different purchasers who acquired securities of the issuer under that section during the 12-month period preceding the distribution of this security, and

                  N/A

         (b) the total dollar value (Canadian $) of all securities of the issuer distributed under that section (including the distribution of this security) during the 12 month period preceding the distribution of this security.

                  N/A

The undersigned hereby certifies that the statements made in this report are true and correct.

DATED at Vancouver, British Columbia, this 6th day of January, 2000.

SIDEWARE SYSTEMS INC.

Per:     "Owen Jones"

         Owen Jones
         President of the Company

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE SECURITIES ACT THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

                                  APPENDIX 23C

                     SUMMARY FORM - INCENTIVE STOCK OPTIONS

COMPANY NAME:  SIDEWARE SYSTEMS INC.   SYMBOL:  SYD
DATE:  DECEMBER 1, 1999

1.       NEW OPTIONS PROPOSED FOR ACCEPTANCE:

Date of Grant: October 20, 1999


-------------------------- ---------------- ------------ --------------- ------------- -------------- ----------------
-------------------------- ---------------- ------------ --------------- ------------- -------------- ----------------
                           Position
                           (Director/ Sr.
                           Officer/                      No. of                                       No. of Options
                           Employee/        Insider?     Optioned        Exercise      Expiry Date    Granted in
Name of Optionee           Consultant)      Yes or No    Shares          Price         (m/d/y)        Past 12 months
-------------------------- ---------------- ------------ --------------- ------------- -------------- ----------------
                           Director of
Dr. James Weatherbee       the Subsidiary   Yes          100,000         $2.78         10/20/04       Nil
-------------------------- ---------------- ------------ --------------- ------------- -------------- ----------------
Al Unger                   Employee         No           10,000          $2.78         10/20/04       Nil
-------------------------- ---------------- ------------ --------------- ------------- -------------- ----------------
Ed Vandrimmlen             Employee         No           10,000          $2.78         10/20/04       Nil
-------------------------- ---------------- ------------ --------------- ------------- -------------- ----------------
Tony Drezet                Employee         No           10,000          $2.78         10/20/04       Nil
-------------------------- ---------------- ------------ --------------- ------------- -------------- ----------------
Gary Mounts                Employee         No           5,000           $2.78         10/20/04       Nil
-------------------------- ---------------- ------------ --------------- ------------- -------------- ----------------
Vince Sterniolo            Employee         No           20,000          $2.78         10/20/04       Nil
-------------------------- ---------------- ------------ --------------- ------------- -------------- ----------------
Paul Hildebrand            Sr. Officer      Yes          25,000          $2.78         10/20/04       155,000
-------------------------- ---------------- ------------ --------------- ------------- -------------- ----------------
Shanna Benson              Employee         No           20,000          $2.78         10/20/04       Nil
-------------------------- ---------------- ------------ --------------- ------------- -------------- ----------------
Harry Lai                  Employee         No           20,000          $2.78         10/20/04       Nil
-------------------------- ---------------- ------------ --------------- ------------- -------------- ----------------
Sava Jurisic               Employee         No           20,000          $2.78         10/20/04       Nil
-------------------------- ---------------- ------------ --------------- ------------- -------------- ----------------
Chris Hall                 Employee         No           10,000          $2.78         10/20/04       20,000
-------------------------- ---------------- ------------ --------------- ------------- -------------- ----------------
-------------------------- ---------------- ------------ --------------- ------------- -------------- ----------------

Total Number of optioned shares proposed for acceptance:  250,000

2.       AMENDED OPTIONS PROPOSED FOR ACCEPTANCE


---------------------------- -------------------------- -------------------------- -------------------------- --------------------
Name of Optionee             No. of Optioned Shares     Amended Exercise Price     Original Date of Grant     New/Current Expiry
                                                                                                              Date
---------------------------- -------------------------- -------------------------- -------------------------- --------------------
---------------------------- -------------------------- -------------------------- -------------------------- --------------------
Nil                          Nil                        Nil                        Nil                        Nil
---------------------------- -------------------------- -------------------------- -------------------------- --------------------

3. OTHER PRESENTLY OUTSTANDING OPTIONS: (excluding those included in item 2 above)

---------------------------- -------------------- -------------------- ----------------------- ----------------------
                             No. Of Optioned
Name of Optionee             Shares Remaining     Exercise Price       Original Date of Grant  Expiry Date
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Grant Sutherland             250,000              $2.66                10/04/99                10/04/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Michael Colen                200,000              $2.66                10/04/99                10/04/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Alex Mahon                   20,000               $2.66                10/04/99                10/04/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Veronica Arias               10,000               $2.66                10/04/99                10/04/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
May Huang                    20,000               $2.66                10/04/99                10/04/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
John Zhang                   25,000               $2.66                10/04/99                10/04/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Chris Hall                   20,000               $2.66                10/04/99                10/04/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Lyn Gubster                  25,000               $2.66                10/04/99                10/04/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Michelle Mac Gregor          20,000               $2.66                10/04/99                10/04/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
John Dykstra                 20,000               $2.66                10/04/99                10/04/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Neelam Dhat                  20,000               $2.66                10/04/99                10/04/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Robert Dreskai               10,000               $2.66                10/04/99                10/04/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Vince Taylor                 100,000              $2.66                10/04/99                10/04/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Peter Kozicki                25,000               $2.33                06/17/99                06/17/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Edward White                 25,000               $2.33                06/17/99                06/17/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Paul Hildebrand              100,000              $2.33                06/17/99                06/17/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Michael Peacock              50,000               $2.33                06/17/99                06/17/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Marie Russell                50,000               $2.33                06/17/99                06/17/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Mac Allen                    75,000               $2.33                06/17/99                06/17/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Victoria Gaidacheva          25,000               $2.33                06/17/99                06/17/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Alexander Prosvirnitsin      40,000               $2.33                06/17/99                06/17/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Pam Heibein                  10,000               $2.33                06/17/99                06/17/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Malcolm Wong                 40,000               $2.33                06/17/99                06/17/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
John Wedel                   50,000               $2.33                06/17/99                06/17/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Richard Ford                 10,000               $2.33                06/17/99                06/17/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Meghan Wickers               10,000               $2.33                06/17/99                06/17/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Michael Shackleford          10,000               $2.33                06/17/99                06/17/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
---------------------------- -------------------- -------------------- ----------------------- ----------------------

---------------------------- -------------------- -------------------- ----------------------- ----------------------
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Colin Scott                  10,000               $2.33                06/17/99                06/17/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Alex Mahon                   10,000               $2.33                06/17/99                06/17/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Jennifer Tulloch             20,000               $2.33                06/17/99                06/17/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Leanne Dick                  10,000               $2.33                06/17/99                06/17/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Jennifer Burke               10,000               $2.33                06/17/99                06/17/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Dee Regis                    10,000               $2.33                06/17/99                06/17/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Cindy Drudl                  10,000               $2.33                06/17/99                06/17/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Lou Capannelli               25,000               $2.33                06/17/99                06/17/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
John Zhang                   10,000               $2.33                06/17/99                06/17/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Tim Reilly                   20,000               $2.33                06/17/99                06/17/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Willem Schipper              10,000               $2.33                06/17/99                06/17/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Lisa Rogers                  10,000               $2.33                06/17/99                06/17/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Tom Murray                   10,000               $2.33                06/17/99                06/17/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Richard Simpson              10,000               $2.33                06/17/99                06/17/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Grant Sutherland             125,000              $2.33                06/17/99                06/17/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Owen Jones                   125,000              $2.33                06/17/99                06/17/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
James Speros                 125,000              $2.33                06/17/99                06/17/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Michael Peacock              100,000              $1.14                04/14/99                04/14/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Tom Murray                   100,000              $1.14                04/14/99                04/14/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Marie Russell                100,000              $1.14                04/14/99                04/14/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Lou Capannelli               25,000               $1.14                04/14/99                04/14/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Lisa Rogers                  15,000               $1.14                04/14/99                04/14/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Tim Reilly                   50,000               $1.14                04/14/99                04/14/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Richard Simpson              17,500               $1.14                04/14/99                04/14/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
John Wedel                   56,000               $1.14                04/14/99                04/14/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
John Zhang                   20,000               $1.14                04/14/99                04/14/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Alex Mahon                   20,000               $1.14                04/14/99                04/14/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Richard Simpson              22,500               $1.35                04/29/99                04/29/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Michael Shackleford          20,000               $1.35                04/29/99                04/29/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Richard Ford                 20,000               $1.35                04/29/99                04/29/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Meghan Wickers               20,000               $1.35                04/29/99                04/29/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Jennifer Tulloch             20,000               $1.35                04/29/99                04/29/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Paul Hildebrand              55,000               $1.35                04/29/99                04/29/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
---------------------------- -------------------- -------------------- ----------------------- ----------------------

                                       4

---------------------------- -------------------- -------------------- ----------------------- ----------------------
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Cindy Drdul                  20,000               $1.35                04/29/99                04/29/04
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Owen Jones                   123,000              $0.36                02/12/97                02/12/02
---------------------------- -------------------- -------------------- ----------------------- ----------------------
James Speros                 250,000              $0.36                07/06/98                07/06/03
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Owen Jones                   55,000               $0.36                07/06/98                07/06/03
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Collin Scott                 10,000               $0.36                07/06/98                07/06/03
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Ajay Sidda                   50,000               $0.36                07/06/98                07/06/03
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Mary Ellen Ajtony            5,000                $0.50                05/01/96                05/01/01
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Paul Hildebrand              100,000              $0.50                05/01/96                05/01/01
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Owen Jones                   300,000              $0.50                05/01/96                05/01/01
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Peter Kozicki                50,000               $0.50                05/01/96                05/01/01
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Grant Sutherland             198,000              $0.50                05/01/96                05/01/01
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Edward White                 100,000              $0.50                05/01/96                05/01/01
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Jennifer Tulloch             10,000               $0.50                05/01/96                05/01/01
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Peter James MacLean          30,000               $0.82                03/26/97                03/26/02
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Peter Kozicki                25,000               $0.70                12/16/97                12/16/02
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Jennifer Burke               20,000               $0.70                12/16/97                12/16/02
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Owen Jones                   75,000               $0.70                12/16/97                12/16/02
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Grant Sutherland             75,000               $0.70                12/16/97                12/16/02
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Willem Schipper              20,000               $0.70                12/16/97                12/16/02
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Edward White                 25,000               $0.70                12/16/97                12/16/02
---------------------------- -------------------- -------------------- ----------------------- ----------------------
John McDonald                75,000               $0.70                12/16/97                12/16/02
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Jennifer Tulloch             20,000               $0.70                12/16/97                12/16/02
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Mary Ellen Ajtony            5,000                $0.70                12/16/97                12/16/02
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Paul Hildebrand              75,000               $0.70                12/16/97                12/16/02
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Leeanne Dick                 5,000                $0.70                12/16/97                12/16/02
---------------------------- -------------------- -------------------- ----------------------- ----------------------
Dee Regis                    5,000                $0.70                12/16/97                12/16/02
---------------------------- -------------------- -------------------- ----------------------- ----------------------
---------------------------- -------------------- -------------------- ----------------------- ----------------------

Total Number of shares optioned, including those proposed for acceptance in 1 and/or 2 above:

         4,447,000
-----------------------------------

4. If optionees include Insiders, state the date on which the shareholder meeting approving the options or amendments was held: JUNE 30, 1999 or alternatively, indicate if shareholders' approval must still be obtained: N/A

5. If applicable, state the date of the press release announcing the grant of options: OCTOBER 20, 1999

6. State the total issued and outstanding share capital at the date of grant or amendment: 47,476,695

7. State, as a percentage of the issued shares of the Company indicated in 6 above, the aggregate number of shares that are subject to incentive stock options, including new options, amended options and other presently outstanding options: 9.37%

8. If the new options are being granted pursuant to a stock option plan, state the number of remaining shares reserved for issuance under the plan: N/A

9. If the Company has completed a public distribution of its securities within six months of the date of grant, state the per share price paid by the public investors: $ N/A

10.      The stock option agreement is in accordance with Exchange Policy
         23.2.10 and 23.4.1 for Venture Companies, which includes the following provisions: (please check boxes)

         x a condition that the option is non-assignable and non-transferable;


         x the period (if any) within which the optionee's heirs or administrators may exercise any portion of the outstanding option does not exceed one year from the optionee's death;

         x the option may only be exercised while the optionee is a director, officer, employee or consultant within a period of not more than 30 days after ceasing to be a director, officer, employee or consultant;

         x a condition that shareholder approval to the grant of the options shall be obtained prior to the exercise of the options granted to Insiders;

         x a condition that shareholder approval shall be obtained in respect of amendment to the agreement if the option as originally constituted was approved by the shareholders or if the optionee is an Insider of the company at the time of the proposed amendment; and

         x if the incentive stock option agreements grant options to employees, a representation by the employer that the optionee is a bona fide employee of the company, subsidiary or management company providing services to the listed company (other than consultants performing investor relations services).

11. If the grant of options is not in complete accordance with Policy 23 - Director and Employee Stock Options, indicate where there are deviations, and explain why a waiver of Exchange policy is in the best interests of the company and the investing public.

         ----------------------------------------------------------------------
         ----------------------------------------------------------------------
         ----------------------------------------------------------------------

Enforcement action by the Vancouver Stock Exchange, the British Columbia Securities Commission or other regulatory authorities may result if a person makes a statement in this document that, at the time, and in light of the circumstances under which it was made, is a misrepresentation.

  THIS DOCUMENT WILL BE PLACED IN THE COMPANY'S PUBLIC FILE IN ACCORDANCE WITH
                  THE TERMS OF THE COMPANY'S LISTING AGREEMENT

                                  APPENDIX 23D

                     DECLARATION OF INCENTIVE STOCK OPTIONS

TO:      The Canadian Venture Exchange

RE:      SIDEWARE SYSTEMS INC. (the "Company")
         ---------------------
                  (Name of Listed Company)

This Declaration certifies an application to the Canadian Venture Exchange (the "Exchange") for acceptance for filing of the Incentive Stock Options summarized in the Incentive Stock Options Summary Form attached hereto (the "Filing").

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Company and has been duly authorized by a resolution of the board of directors of the Company to make this Declaration;

2. The Company is not an inactive company as defined in the Exchange's Policy 11.2.1;

3. If the Company has undergone a Reverse Takeover as defined in the Exchange's Policy 18.5, at least 30 days have elapsed from the later of the closing of the Reverse Takeover and resumption of trading;

4. Any optionee being granted options under this Filing, that is providing promotional or market-making services for the Company, is a director, senior officer or bona fide employee of the Company;

5. The Filing is EITHER in all respects in accordance with the Exchange's Policy 23 - DIRECTOR AND EMPLOYEE STOCK OPTIONS, in effect as of the date of this Declaration, OR ANY DEVIATIONS ARE INDICATED ON THE ATTACHED SUMMARY FORM;

6. As of the date of grant there were no material changes in the affairs of the Company which were not publicly disclosed; and

7. The Company is not currently in default of its financial statement and fee filing requirements with the British Columbia Securities Commission.

8. The information on the attached INCENTIVE STOCK OPTIONS SUMMARY FORM is true.

Dated this 1st day of December, 1999.

                                            GRANT SUTHERLAND

                                            Name of Director or Senior Officer

                                        /S/ "GRANT SUTHERLAND"
                                            ----------------------------------
                                            Signature

                                            DIRECTOR
                                            ----------------------------------
                                            Official Capacity

Enforcement action by the Canadian Venture Exchange, the British Columbia Securities Commission or other regulatory authorities may result if a person makes a statement in this document that, at the time, and in light of the circumstances under which it was made, is a misrepresentation.

            THIS DOCUMENT WILL BE PLACED IN THE COMPANY'S PUBLIC FILE

                                   SIGNATURES

Pursuant to the requirements of the SECURITIES EXCHANGE ACT OF 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Sideware Systems Inc.

                                         /S/ "Grant Sutherland"

Date:  January 27, 2000                      By:  Grant Sutherland, Chairman